================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             LINENS 'N THINGS, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    535679104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

Jon Scheving Thorsteinsson     John M. Reiss, Esq.        David M. Barbash, Esq.
           Arev                Gregory Pryor, Esq.      Danika M. Haueisen, Esq.
      Bankastraeti 5             White & Case LLP           Nixon Peabody LLP
       101 Reykjavik       1155 Avenue of the Americas      100 Summer Street
    Republic of Iceland         New York, NY 10036          Boston, MA 02110
      +44 7843 462247             (212) 819-8247             (617) 345-6024

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 10, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     Jakup a Dul Jacobsen

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                              (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Denmark

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING
PERSON WITH               8     SHARED VOTING POWER
                                6,149,400(1)

                          9     SOLE DISPOSITIVE POWER
                                0

                          10    SHARED DISPOSITIVE POWER
                                6,149,400(1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     6,149,400(1)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%

14   TYPE OF REPORTING PERSON
     IN

(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf. See Item 3.

SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     Lagerinn ehf

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC, BK (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Iceland

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING
PERSON WITH               8     SHARED VOTING POWER
                                6,149,400

                          9     SOLE DISPOSITIVE POWER
                                0

                          10    SHARED DISPOSITIVE POWER
                                6,149,400

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     6,149,400

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%

14   TYPE OF REPORTING PERSON
     CO

SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     TF Holding P/F

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC, BK (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Faroe Islands

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING
PERSON WITH               8     SHARED VOTING POWER
                                1,537,350(1)

                          9     SOLE DISPOSITIVE POWER
                                0

                          10    SHARED DISPOSITIVE POWER
                                1,537,350(1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,537,350(1)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%

14   TYPE OF REPORTING PERSON
     CO

(1) TF Holding P/F and Lagerinn ehf have agreed in principle that, upon the eventual disposition of all the shares of common stock of Linens 'n Things, Inc. held by Lagerinn ehf, Lagerinn ehf will pay to TF Holding P/F, with respect to twenty-five percent (25%) of such shares, the difference between the amount Lagerinn ehf receives upon such disposition and Lagerinn ehf's actual purchase price for those shares less a pro rata amount of Lagerinn ehf's costs incurred for its purchases of the shares (including advisor fees). TF Holding P/F hereby disclaims beneficial ownership of the remaining seventy-five percent (75%) of shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on February 10, 2006 and excludes all such shares from this table. See Item 3.

SCHEDULE 13D

CUSIP No. 535679104

1    NAME OF REPORTING PERSONS
     Kaupthing Bank hf.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                           (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC (see Item 3)

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Iceland

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING
PERSON WITH               8     SHARED VOTING POWER
                                0

                          9     SOLE DISPOSITIVE POWER
                                0

                          10    SHARED DISPOSITIVE POWER
                                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     0

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON
     BK

        The statement on Schedule 13D filed on September 22, 2005 relating to the common stock, $0.01 par value per share (the "Common Stock"), of Linens 'n Things, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on September 27, 2005, Amendment No. 2 to the
Schedule 13D filed on October 25, 2005 and Amendment No. 3 to the Schedule 13D filed on November 11, 2005 (the "Schedule 13D"), is hereby further amended as set forth below by this Amendment No. 4 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Schedule 13D is hereby amended and restated as follows:

        The aggregate purchase price of the 6,149,400 shares of the Common Stock currently beneficially owned by Lagerinn ehf ("Lagerinn") and Jacobsen (the "Shares") was $156,548,810.56 (the "Purchase Price"). The Shares were originally purchased by Kaupthing Bank hf. ("Kaupthing") in accordance with certain agreements, by and between Kaupthing and Lagerinn, (the "Equity Swap Agreements"). On February 10, 2006 (the "Closing Date"), Lagerinn exercised its right to close the Equity Swap Agreements and purchased the Shares held by Kaupthing. As a result of such purchase, Kaupthing no longer has beneficial ownership of the Shares and Jacobsen may be deemed to beneficially own the Shares because of his direct ownership of all the shares of Lagerinn.

        Kaupthing originally purchased and held the Shares by using available working capital. Lagerinn financed the purchase of the Shares upon the closing of the Equity Swap Agreements with funds borrowed through a loan from Kaupthing. Pursuant to a money market loan, dated as of the Closing Date between Lagerinn and Kaupthing, Lagerinn borrowed up to USD 165 million at a floating interest rate based on a spread over LIBOR (the "Loan Agreement"). Lagerinn has pledged the Shares to Kaupthing to secure Lagerinn's obligations under the Loan Agreement. The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit F to this Statement.

        Pursuant to the Equity Swap Agreements, Lagerinn paid Kaupthing (i) interest on the Purchase Price at 5.0863%; and (ii) certain fees. Jacobsen and Lagerinn had previously pledged certain assets other than the Shares to Kaupthing to secure Lagerinn's obligations under the Equity Swap Agreements. Kaupthing has since released its security interest in such assets. The foregoing summary of the Equity Swap Agreements is qualified in its entirety by reference to the Equity Swap Agreements, copies of English translations of which are filed as Exhibit B, Exhibit C and Exhibit D to this Statement.

        Lagerinn had agreed in principle with TF Holding that Lagerinn would sell and TF Holding would purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn (the "TF Holding Shares"). In lieu of such agreement, TF Holding and Lagerinn have agreed in principle that, upon the eventual disposition of all the Shares held by Lagerinn, Lagerinn will pay to TF Holding, with respect to the TF Holding Shares, the difference between the amount Lagerinn receives upon disposition of the TF Holding Shares and Lagerinn's actual purchase price for those shares less a pro rata amount of Lagerinn's costs incurred for its purchases of the Shares (including advisor fees). The agreement in principle has not been reduced to writing.

Item 5. Interest in Securities of the Issuer

        Item 5 of the statement on Schedule 13D is hereby amended and restated as follows:

        (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of February 13, 2006.

                           Number of Shares     Number of Shares     Aggregate
                             Beneficially      Beneficially Owned    Number of      Percentage
                            Owned with Sole    with Shared Voting     Shares         of Class
                              Voting and         and Dispositive    Beneficially    Beneficially
 Name                      Dispositive Power         Power             Owned          Owned(1)
------------------------   -----------------   ------------------   ------------   -------------
Reporting Persons                          0            6,149,400      6,149,400            13.6

Lagerinn ehf                               0            6,149,400      6,149,400            13.6

Jakup a Dul Jacobsen (2)                   0            6,149,400      6,149,400            13.6

TF Holding P/F (3)                         0            1,537,350      1,537,350             3.4

Kaupthing Bank hf. (2)                     0                    0              0             0.0

(1) The percentages of Common Stock indicated in this table are based on the 45,376,616 shares of Common Stock outstanding as of November 3, 2005, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission on November 10, 2005. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2) Jacobsen may be deemed to be the beneficial owner of the Shares reported herein by Lagerinn through his direct ownership of Lagerinn. See Item 3.

(3) TF Holding and Lagerinn have agreed in principle that, upon the eventual disposition of all the Shares held by Lagerinn, Lagerinn will pay to TF Holding, with respect to the TF Holding Shares, the difference between the amount Lagerinn receives upon its eventual disposition of the TF Holding Shares and Lagerinn's actual purchase price for the TF Holding Shares less a pro rata amount of Lagerinn's costs incurred for its purchases of the Shares (including advisor fees). TF Holding hereby disclaims beneficial ownership of the remaining seventy-five percent (75%) of the Shares owned by Lagerinn as of the close of business on February 13, 2006 and excludes all such shares from this table. See Item 3.

        Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A to the Schedule 13D, beneficially owns any securities of the Issuer.

        (c) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 5(c). Other than the transaction described in Item 3, no transactions in the class of securities reported on were effected during the past sixty days.

        (d) Dividends on the Shares will be paid to Lagerinn as the record owner of the Shares.

        Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) On February 10, 2006 Kaupthing ceased to be the beneficial owner of any of the Shares.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.    Description                             Location

     A         Agreement among Jacobsen, Lagerinn      Previously filed*
               and TF Holding, dated September 22,
               2005 to file this Statement jointly
               on behalf of each of them.
     B         Agreement Concerning Swap Agreement     Previously filed*
               On Equity, dated July 2005, by and
               between Kaupthing and Lagerinn.
     C         Equity Swap Agreement, dated May 9,     Previously filed*
               2005, by and between Kaupthing and
               Lagerinn.
     D         Equity Swap Agreement, dated April      Previously filed*
               5, 2005, by and between Kaupthing
               and Lagerinn.
     E         Agreement among Jacobsen, Lagerinn,     Previously filed**
               TF Holding and Kaupthing, dated
               September 27, 2005 to file this
               Statement jointly on behalf of
               each of them.
     F         Loan Agreement among Lagerinn and       Filed herewith
               Kaupthing, dated February 10, 2006.

     * Previously filed with the Securities and Exchange Commission on September 22, 2005 as an exhibit to the Schedule 13D.

     ** Previously filed with the Securities and Exchange Commission on September 27, 2005 as an exhibit to Amendment No. 1 to the Scheduled 13D.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

                                                  JAKUP A DUL JACOBSEN


                                                  /s/ Jakup a Dul Jacobsen
                                                  ------------------------


                                                  LAGERINN EHF


                                                  /s/ Sigurdur Berntsson
                                                  ------------------------------
                                                  Name:  Sigurdur Berntsson
                                                  Title: Chief Financial Officer

                                                        TF HOLDING P/F


                                                        /s/ Gunnar i Lida
                                                        ------------------------
                                                        Name:  Gunnar i Lida
                                                        Title: Managing Director

                                      KAUPTHING BANK HF.



                                      /s/ Hannes Frimann Hrolfsson
                                      ------------------------------------------
                                      Name:   Hannes Frimann Hrolfsson
                                      Title:  Head of FX and Derivatives Sales
                                              Treasury of Kaupthing Bank Iceland



                                      /s/ Bjork Thorarinsdottir
                                      ------------------------------------------
                                      Name:  Bjork Thorarinsdottir
                                      Title: Deputy Managing Director, Corporate
                                             Banking, Kaupthing Bank Iceland

                                   Exhibit F

[GRAPHIC OMITTED]


                                 Kaupthing bank
________________________________________________________________________________
       Borgartun 19, 105 Reykjavik - simi 354 444 6000-Fax +354 444 7119

             Committed Deposit Transaction Reference 221304/241279

Lagerinn ehf, Id: [Icelandic ID number]
And
Kaupthing bank hf., id: [Icelandic ID number]
Address: Borgartuni 19, Postal Code: 105

Trade Date:                                                           10-02-2006


Kaupthing bank hf.

Loans:                                                        USD 161.317.544,00
Start Date:                                                           10-02-2006
Commitment period                                                     21-02-2006
Interest rate in:                                                       5,85688%
Day Count                                                                ACT/360
Amount end of commitment period:                              USD 161.606.238,24
                                                              ------------------
Amount due at the end of commitment period:                   USD 161.606.238,24
                                                              ------------------

LAGERINN will pay Kaupthing bank hf., at: JPMORGAN CHASE BANK, NEW YORK Account nr: [bank account number]

Kaupthing Bank hf., will pay LAGERINN at: [bank account number]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this confirmation enclosed for that purpose and returning it to us by sending a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transactions to which this Confirmation relates and indicates agreement to those terms.

     In confirmation of the above, both parties sign this contract

     LAGERINN                                Kaupthing bank hf.


     /s/ Jakup A Dul Jacobsen                /s/ Hannes Frimann Hrolfsson
     -------------------------------         -----------------------------------

Please confirm the above trade with an authorized signature and send us by mail or fax